                                   Form 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                 For the quarterly period ended March 31, 1998


              .......... Paging Network do Brasil S.A. ..........
                (Translation of registrant's name into English)

                ..........Rua Alexandre Dumas, 1,711..........
                       ......Chacara Santo Antonio......
               ..........Sao Paulo, 04717-004, Brazil...........
                   (Address of principal executive offices)

                         PAGING NETWORK DO BRASIL S.A.

                                     INDEX


                                                                          Page
PART I.       FINANCIAL INFORMATION                                       ----

    Item 1.   Financial Statements

       a) Balance Sheet at December 31, 1997 (audited) and
          March 31, 1998 (unaudited).........................................1

       b) Statement of Operations for the
          three months ended March 31, 1997 and 1998 (unaudited).............2

       c) Statement of Cash Flows for the
          three months ended March 31, 1997 and 1998 (unaudited).............3

       d) Statement of Shareholders' Equity at  March 31, 1998 (unaudited)...4

       e) Notes to Financial Statements (unaudited)..........................5


    Item 2.   Management's Discussion and Analysis of
              Financial Condition and Results of Operations..................8

PART II.      OTHER INFORMATION

    Item 1.   Legal Proceedings.............................................12

    Item 2.   Changes in Securities.........................................12

    Item 3.   Defaults Upon Senior Securities...............................12

    Item 4.   Submission of Matters to a Vote of Security Holders...........12

    Item 5.   Other Information.............................................12

    Item 6.   Exhibits......................................................12

    Signatures..............................................................14

                                    PART I

Item 1(a)

                         PAGING NETWORK DO BRASIL S.A.
                                 BALANCE SHEET
                    At December 31, 1997 and March 31, 1998
                           (Amounts in U.S. dollars)

                                                                          December 31,                March 31,
                                                                              1997                       1998
                                                                       -----------------         -----------------
                                                                            (Audited)                (Unaudited)
Assets
Current Assets:
     Cash and cash equivalents..................................       $         377,004         $          53,416
     Short-term investments.....................................              59,039,317                53,526,398
     Accounts receivable, net...................................                 819,835                   883,169
     Refundable taxes...........................................                 280,917                   297,681
     Pager inventories..........................................               6,825,310                 7,205,007
     Prepaid expenses and other current assets..................                 173,030                   319,847
     Pledged securities-current.................................              14,842,004                15,056,659
                                                                       -----------------         -----------------
       Total current assets.....................................              82,357,417                77,342,177
Fixed assets, net...............................................              18,945,448                21,194,739
Pledged securities..............................................              23,886,559                24,251,833
Debt issuance costs, net........................................               6,895,019                 6,415,380
Other assets....................................................                 316,020                   318,600
                                                                       -----------------         -----------------
       Total assets.............................................       $     132,400,463         $     129,522,729
                                                                       =================         =================

Liabilities and shareholders' equity (deficit)
Current liabilities:
     Accounts payable...........................................       $       1,881,127         $       1,618,775
     Accrued expenses...........................................               4,255,335                 9,410,886
     Payable to related parties.................................               1,571,368                 1,571,368
                                                                       -----------------         -----------------
       Total current liabilities................................               7,707,830                12,601,029
Senior notes....................................................             125,000,000               125,000,000
Redeemable preferred stock, without par value...................
     Authorized shares - 63,000 shares
     Issued and outstanding, 30,000 shares......................              33,661,424                34,658,407

Shareholders' equity (deficit)
Cumulative translation adjustment...............................                      --                   581,394
Common stock, without par value
     Authorized shares - 2,073,387
     Issued and outstanding 1,378,401...........................                  30,760                    30,760

Accumulated deficit.............................................             (33,999,551)              (43,348,861)
                                                                       -----------------         -----------------
       Total shareholders' equity (deficit).....................             (33,968,791)              (42,736,707)
                                                                       -----------------         -----------------
       Total liabilities and shareholders' equity (deficit).....       $     132,400,463         $     129,522,729
                                                                       =================         =================

                See accompanying notes to financial statements.

Item 1(b)


                         PAGING NETWORK DO BRASIL S.A.
                            STATEMENT OF OPERATIONS
              For the three months ended March 31, 1997 and 1998
                           (Amounts in U.S. dollars)
                                  (Unaudited)

                                                                   Three Months Ended
                                                                         March 31,
                                                           ----------------------------------
                                                                1997                 1998
                                                           -------------        -------------
Revenues:
   Services, rent and maintenance revenues                 $      41,623        $   5,163,989
   Product sales........................................          28,881            1,338,999
                                                           -------------        -------------
Gross revenues                                                    70,504            6,502,988
   Taxes................................................         (28,398)            (770,435)
                                                           -------------        -------------
Total revenues..........................................          42,106            5,732,553
   Cost of products sold................................         (18,128)          (1,404,213)
                                                           -------------        -------------
                                                                  23,978            4,328,340
Operating costs and expenses:
   Services rent and maintenance                                 833,887            1,985,632
   Selling, general and administrative..................       2,519,918            6,433,600
   Depreciation and amortization........................         152,173              736,517
                                                           -------------        -------------
      Total operating costs and expenses................       3,505,978            9,155,749
                                                           -------------        -------------
      Operating loss....................................      (3,482,000)          (4,827,409)
Other income (expense):
   Interest expense.....................................              --           (4,614,272)
   Interest income......................................         250,311            3,467,655
   Other expense........................................              --              (87,545)
   Monetary loss........................................              --           (1,660,058)

   Exchange and translation loss........................        (233,634)                  --
                                                           -------------        -------------
      Total other income (expense)......................          16,677           (2,894,220)
                                                           -------------        -------------
Net loss................................................   $  (3,465,323)       $  (7,721,629)
                                                           =============        =============


                See accompanying notes to financial statements.

Item 1(c)


                         PAGING NETWORK DO BRASIL S.A.
                            STATEMENT OF CASH FLOWS
              For the three months ended March 31, 1997 and 1998
                           (Amounts in U.S. dollars)
                                  (Unaudited)

                                                                                 Three Months Ended
                                                                                      March 31,
                                                                       --------------------------------------
                                                                            1997                     1998
                                                                       -------------            -------------
Operating activities:
    Net loss......................................................     $  (3,465,323)           $  (7,721,629)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
      Depreciation and amortization...............................           152,173                  736,517
      Provision for losses on accounts receivable.................                --                  700,000
      Amortization of debt issuance costs.........................                --                  385,290
      Monetary loss...............................................                --                1,660,058
      Loss of sale of equipment...................................                --                   87,545
      Changes in operating assets and liabilities:................                --
        Increase in accounts receivable...........................           (20,221)                (763,335)
        Increase in refundable taxes..............................           (50,163)                 (77,287)
        Increase in pager inventories.............................          (318,984)                (560,320)
        Decrease (increase) in prepaid expenses
          and other current assets................................           172,788                 (156,935)
        Increase in other assets..................................                --                   (8,754)
        Increase in pledged securities............................                --                 (637,680)
        Decrease in accounts payable..............................        (2,092,931)                (346,020)
       (Decrease) increase in accrued expenses....................          (129,162)               5,428,478
        Decrease in payable to related parties....................        (1,854,492)                      --
                                                                       -------------            -------------
           Net cash used in operating activities..................        (7,606,315)              (1,274,072)





Investing activities
    Purchase of fixed assets......................................        (2,386,631)              (3,494,934)
    Decrease in short term investment.............................                --                4,464,458
                                                                       -------------            -------------
           Net cash (used in) provided by investing activities....        (2,386,631)                 969,524


Financing activities
    Proceeds from the sale of common
       and redeemable preferred stock.............................           850,756                       --
                                                                       -------------            -------------
           Net cash provided by financing activities..............           850,756                       --
Effect of exchange rate changes on cash...........................                --                  (19,040)
                                                                       -------------            -------------
Net decrease in cash and cash equivalents                                 (9,142,190)                (323,588)
Cash and cash equivalents at beginning of period..................        12,444,689                  377,004
                                                                       -------------            -------------
Cash and cash equivalents at end of period........................     $   3,302,499            $      53,416
                                                                       =============            =============


                See accompanying notes to financial statements.

Item 1(d)


                         PAGING NETWORK DO BRASIL S.A.
                       STATEMENT OF SHAREHOLDERS' EQUITY
                   For the three months ended March 31, 1998
                           (Amounts in U.S. dollars)
                                  (Unaudited)

                                                                                             Cumulative
                                                          Common          Accumulated        Translation
                                                           Stock            Deficit          Adjustment             Total
                                                      ----------------   -----------------   --------------   -----------------
Balance at December 31, 1997.....................        $    30,760     $(33,999,551)          $     --      $(33,968,791)
Accrued dividends on redeemable
   preferred stock...............................                            (996,983)                            (996,983)
Cumulative translation adjustment................                                                581,394           581,394

Monetary adjustment on redeemable
   preferred stock...............................                            (630,698)                            (630,698)
Net loss for the period..........................                          (7,721,629)                          (7,721,629)
                                                      ----------------   -----------------   --------------   -----------------
Balance at March 31, 1998........................        $    30,760     $(43,348,861)          $581,394      $(42,736,707)
                                                      ================   =================   ==============   =================

                See accompanying notes to financial statements.

Item 1(e)

                         PAGING NETWORK DO BRASIL S.A.
                         NOTES TO FINANCIAL STATEMENTS
                                March 31, 1998
                           (Amounts in U.S. dollars)

1.    Organization

     Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and offers extended paging services to eight other cities in Brazil.

     In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the incorporation of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

2.    Summary of Significant Accounting Policies

     The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

     The Company's significant accounting policies are as follows:

     Foreign Currency Translation


     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported in a separate component of equity. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in monetary (losses).

     Revenue Recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will lease certain pagers under month-to-month arrangements.

     Allowance for Doubtful Accounts

     The Company had an allowance for doubtful accounts of $977,000 at December 31, 1997, and $1,254,000 at March 31, 1998. Charges to the allowance during the three months ended March 31, 1997 and 1998 were $0 and $423,000.

     Inventories

     Inventories are recorded at the lower of average cost or market.

3.    Related Party Transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 senior note offering consummated on June 6, 1997. As of March 31, 1998, the Company had a payable of approximately $1,000,000 to Warburg, Pincus and approximately $571,000 to Paging Network, Inc.


4.    Long Term Debt

     On June 6, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 and each year, commencing on December 6, 1997. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments on which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at March 31, 1998, the Company is unable to make any dividend payments.

     At March 31, 1998, the Senior Notes were traded at 102% of principal amount.

5.    Accrued Expenses

     Accrued expenses at December 31, 1997 and March 31, 1998 are comprised of the following:

                                                                  1997                    1998
                                                                  ----                    ----
           Excise taxes payable                                  $141,013               $106,926
           Withholding taxes payable                              392,177                378,826
           Payroll and other benefits payable                   1,419,651              1,682,137
           Accrued interest payable                             1,125,000              5,343,750
           Other                                                1,177,494              1,899,247
                                                               ----------             ----------
                                                               $4,255,335             $9,410,886
                                                               ==========             ==========

6.   Redeemable Preferred Stock

         The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year,

18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

         The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included on the Company's by-laws.

         The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1997 and at March 31, 1998 was $3,661,000 and $4,658,000, respectively.

Item 2

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

Results of Operations

         Three months ended March 31, 1998 compared with three months ended March 31, 1997

         Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates".

         For the purpose of management's discussion and analysis, net revenues are defined as total revenues less cost of products sold.


         As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                   Three months ended
                                                                        March 31,
                                                         --------------------------------------
                                                                  1997               1998
                                                                  ----               ----
      Net revenues                                            $    23,978        $ 4,328,340
      Operating costs and expenses:
          Services rent and maintenance                           833,887          1,985,632
          Selling, general and administrative                   2,519,918          6,433,600
          Depreciation and amortization                           152,173            736,517
                                                              -----------        -----------
      Total operating costs and expenses                        3,505,978          9,155,749
                                                              -----------        -----------
      Operating loss                                           (3,482,000)        (4,827,409)
      Other income (expense)                                       16,677         (2,894,220)
                                                              -----------        -----------
      Net loss                                                $(3,465,323)       $ 7,721,629
                                                              ===========        ===========
      Other data:
      EBITDA(1)                                               $(3,329,827)       $(4,090,892)
      Number of subscribers at end of period                        1,674             62,328

--------------------
(1) EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

         Net Revenues. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three months ended March 31, 1998, the Company was offering service to customers in Sao Paulo and Rio de Janeiro. Service in Rio de Janeiro began in September 1997.


          For the three-month period ended March 31, 1998, the Company generated net revenues of $4,328,340 consisting of $5,163,989 in service revenues, $1,338,999 in product sales to customers, cost of sales of $1,404,213 and sales taxes of $770,435. During the three month period ended March 31, 1997, the Company's net revenues were $23,978. Average monthly revenue for the three month period ended March 31, 1998 was approximately $33.90; average monthly revenue for the three month period ended March 31, 1997 was not meaningful due to the limited number of subscribers.

         Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs and repair and maintenance expenditures and service call costs. During the three month period ended March 31, 1998, the Company incurred $1,985,632 of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the three month period ended March 31, 1997, the Company incurred service, rent and maintenance expenses of $833,887 which did not include expenses from the Rio de Janeiro operation.

         Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three month periods ended March 31, 1998 and 1997 the Company incurred $2,632,143 and $368,005, respectively, of selling and marketing expenses; such amount increased in 1998 from the same period in 1997 as the Company began full operations in March of 1997.

         General and Administrative Expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three month periods ended March 31, 1998 and 1997, the Company incurred $3,801,457 and $2,151,913, respectively, of general and administrative expenses. Included in such amounts is approximately $700,000 of costs associated with the provision for doubtful accounts.

         Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $152,173 for the three month period ended March 31, 1997 to $736,517 for the three month period ended March 31, 1998, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office.

         Operating Loss. For the three month periods ended March 31, 1998 and 1997 the Company generated operating losses of $4,827,409 and $3,482,000, respectively, primarily due to expenses in connection with the development of the Company's business as explained above.

         Interest Expense. Interest expense was $4,614,272 and $0 for the three month period ended March 31, 1998, primarily as a result of interest associated with the Senior Notes.


         Interest Income. Interest Income increased to $3,467,655 for the three month period ended March 31, 1998 primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock.

         Exchange and Translation (Losses). Exchange and translation (losses) were $233,634 for the three-month period ended March 31, 1997, primarily as a result of its short-term investments in Brazil. Effective January 1, 1998, the Company began using the real as its functional currency. Unless Brazil returns to a highly inflationary status, the Company does not expect to incur future exchange and translation gains and losses.

         Monetary Loss. Beginning January 1, 1998, in accordance with SFAS52, monetary losses from the depreciation of the real against the U.S. dollar resulted in a net transaction loss of $1,660,058 for the three-month period ended March 31, 1998.

         Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

         Net Loss. As explained above, net loss in the period presented is primarily attributable to the significant expenses incurred during the period in connection with the development of the Company's business and the net interest expense associated with the Senior Notes.

         Liquidity and Capital Resources. The Company's operations and expansion into new markets and products lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. The Company made capital expenditures of $3,494,934 and $2,386,631, respectively, for the three months ended March 31, 1998 and 1997.

         The Company commenced the buildout of systems for its paging services in May 1996 and completed the buildout of the Initial Markets during the first quarter of 1998 and is evaluating whether to commence the marketing of paging services into other markets during 1999. As of March 31, 1998, the Company has
(1) completed the buildout of its Sao Paulo and Rio de Janeiro systems, which served 62,328 subscribers, (2) installed transmitters in each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo and Rio de Janeiro operations. The Company expects that the proceeds of the Senior Notes and the issuance of redeemable preferred stock will be sufficient to complete the buildout of Initial Markets and may need to secure additional financing to complete the full commercial development of expansion markets.

         The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and the commencement of paging services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining nine months will be approximately $25,000,000.

         Inflation and Exchange Rates. Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

         Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses, (including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues may negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real may have a material adverse effect on the Company's results of operations and financial condition. Further, as of January 1, 1998, the Company's financial statements will reflect foreign exchange gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

         Recent Economic Events. The economic and financial turmoil in Southeast Asia during 1997 has had an impact on many emerging markets, including Brazil. As a result of these events, the Brazilian government has taken significant measures to protect the real, as well as the gains achieved over the last several years by the Real Plan. Among other actions, on October 27, 1997, Brazil's Central Bank significantly raised short-term interest rates, and, on November 10, 1997, the Brazilian government announced a series of austerity measures, generally including budget cuts, restrictions on public indebtedness, tax increases, export incentives and restrictions on imports. These measures, which are having a negative impact on Brazil's economic growth, are designed to improve the country's fiscal and current account deficits and relieve pressure on the real. During the first quarter of 1998, short-term interest rates declined but remained higher than the rates in effect prior to the Brazilian government's October and November initiatives.
The Brazilian government continues to attempt to protect its currency through various mechanisms. These include maintaining high short-term interest rates and maintaining high levels of import duties on various products. The short-term effect of these policies has been a tightening of consumer credit and increased rates of unemployment. Soon after the austerity measures were initiated, the Company began to experience an increase in customer delinquency rates which, among other things, resulted in the Company increasing its provision for doubtful accounts and increasing customer cancellations. In the first quarter of 1998, the monthly churn rate associated with customer cancellations was approximately 4.5% versus a historical monthly churn rate of between approximately 2.0% and 2.5%. Of this amount, approximately 90% of cancellations resulted from the termination of service of non-paying customers. In April 1998, the Company implemented a more restrictive credit qualification policy for its retail customers. The impact of such policy will not be measurable until early in the third quarter, but sales made in the first quarter, before implementation of the new policy, are expected to result in an increase in monthly churn rate of 1.0% to 2.0% in the second quarter as compared to the prior quarter. While it is anticipated that the new qualification policy will reduce sales from the retail distribution channel during the second quarter, the Company remains hopeful that the new policy will improve the credit quality of the customer base over time. The Company believes these difficulties are short-term in nature but there can be no assurance that the measures taken by the government and the Company will be successful, or that the increase in delinquent payments and service cancellations will abate.

                                    PART II

    Item 1.   Legal Proceedings

              None

    Item 2.   Changes in Securities

              None

    Item 3.   Defaults Upon Senior Securities

              None

    Item 4.   Submission of Matters to a Vote of Security Holders

              None

    Item 5.   Other Information

              None

    Item 6.   Exhibits

              3.1*    --   Bylaws of Paging Network do Brasil S.A. (English
                           Translation).

              4.1*    --   Indenture dated as of June 1, 1997 between
                           Paging Network do Brasil S.A. and The Chase
                           Manhattan Bank, as Trustee (including exhibits).

              4.2*    --   Form of Senior Note (included in Exhibit 4.1).

------------
* Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration
  No. 333-29865.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PAGING NETWORK DO BRASIL S.A.
                                                      (Registrant)


                                             By:    /s/ Thomas C. Trynin
                                                    --------------------------
                                                    Thomas C. Trynin
                                                    President and
                                                    Chief Executive Officer


Date:  June 1, 1998